UNITED STATES
SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN ISSUER

Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934

For April 30, 2008

PATNI COMPUTER SYSTEMS LIMITED

Akruti Softech Park , MIDC Cross Road No 21,
Andheri (E) , Mumbai - 400 093, India

 (Exact name of registrant and address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ☒        Form 40-F ☐

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ☐        No ☒

If “Yes” is marked, indicate below the file under assigned to the registrant in connection with Rule 12g3-2(b):

Patni Computer Systems Limited	FAX TO SE

Registered Office : S-1A Irani Market Compound, Yerawada , Pune - 411 006, India.

Corporate Office : Akruti , MIDC Cross Road No 21, Andheri (E) , Mumbai - 400 093, India.

Summary of Consolidated financial results of Patni Computer Systems Limited and its subsidiaries for the quarter ended 31 March 2008, prepared as per US GAAP

	USD in thousands except share data
	Quarter ended 31 March		Year ended 31 December
	2008	2007	2007
	(Unaudited)	(Unaudited)	(Unaudited)

Revenues	176,443	156,011	662,912
Cost of revenues	125,852	101,600	450,085
Gross profit	50,591	54,411	212,827
Selling, general and administrative expenses	31,054	26,097	116,260

Provision for doubtful debts and advances	(14)	600	1,182

Foreign exchange (gain) / loss, net	2,225	(2,630)	(23,351)
Operating income	17,326	30,344	118,736
Interest and dividend income	3,565	2,929	12,540
Interest expense	(854)	(698)	(3,592)
Gain on sale of investments, net	245	153	6,370
Other income, net	753	1,155	1,706
Income before income taxes	21,035	33,883	135,760
Income taxes	2,929	6,034	21,784
Net Income	18,106	27,849	113,976
Earning per share
- Basic	$0.13	$0.20	$0.82
- Diluted	$0.13	$0.20	$0.82
Weighted average number of common shares used in computing earnings per share
- Basic	139,030,296	138,342,512	138,660,785
- Diluted	139,279,675	139,413,330	139,569,933
Total assets	856,594	684,724	848,755
Cash and cash equivalents	38,984	37,607	32,626
Investments	290,485	260,569	301,152

Notes:

1      The above summary of consolidated financial results were taken on record by the Board of Directors at its adjourned meeting held on 30 April 2008.

2      The consolidated financial statements of Patni Computer Systems Limited and its subsidiaries have been prepared on a consolidated basis in accordance with accounting principles generally accepted in the United States (‘US GAAP’).  All inter-company transactions have been eliminated on consolidation.

3      The subsidiaries considered in the consolidated financial statements as at 31 March 2008 are wholly owned subsidiaries, namely Patni Americas, Inc., Patni Computer Systems (UK) Ltd., Patni Computer Systems GmbH, Patni Telecom Solutions Inc., Patni Telecom Solutions Private Limited, Patni Telecom Solutions (UK) Limited, Patni Life Sciences Inc., Patni Computer Systems Brasil Ltda. and Patni Computer Systems (Czech) s.r.o.

1

4      In December 2006, the Company received a demand notice from the Indian Income Tax department of approximately Rs 630,166, including an interest demand of approximately Rs 186,850 (US $15,990 including an interest demand of approximately US $4,734) for the assessment year 2004-05. The tax demand was mainly on account of disallowance of deduction claimed by the Company under Section 10A of the Income Tax Act, 1961, in respect of profits earned by its various eligible undertakings. Section 10A of Indian Income Tax Act exempts the profits earned by an undertaking for the export of computer software upon the fulfillment of certain conditions. One of the conditions is that the unit should not have been formed by the splitting up of an existing business. The Company had only expanded its software development business whereas the Income Tax department contends that the business of the new units is comprised of business transferred from existing units by splitting them. The Company, in consultation with its tax advisers, filed an appeal in January 2007 challenging the disallowance.

One of the requirements under the Indian Income Tax Rules to proceed with an appeal is to deposit, either immediately or through monthly installments, a sum equivalent to 50% of the amount that is under appeal. Until March 31, 2008, the Company has deposited a sum of Rs 310,280 (US $7,735). Considering the facts and nature of disallowances and based on the advice given by the Company’s legal counsel, management believes that the disallowance is not tenable and management therefore is confident of a favorable outcome in appeal proceedings and hence no provision for such income tax demand is considered necessary.

Subsequently, in February 2008 the Company has received a order from the Commissioner Income Tax (CIT) (Appeals) in favor of the Company by allowing the claim under Section 10A. The Company has received the refund of the taxes paid after adjustment of the new demand for the assessment year 2002-03.

In December 2007, the Company received another demand, of Rs. 261,703 inclusive an interest demand of approximately Rs 139,880 (US $ 6,524 including an interest demand of approximately US $ 3,487)  for the assessment year 2002-03.  The new demand concerns the same issue of disallowance of tax benefits under Section 10A.  In the opinion of management, and based on advice received, the demand is not tenable against the Company and the Company has already filed an appeal with the appellate authority.

Subsequently, in March 2008 the Company has received a order from the CIT (Appeals) in favor of the Company by allowing the claim under Section 10A.The total amount paid till March 2008 of Rs 261,703 (US $ 6,524) is receivable as refund.

5      In February 2008, the Board of Directors the Company approved the proposal to buy back fully paid equity shares to the extent upto 10% of the paid up capital and free reserves, at a maximum price of Rs. 325 per equity share, for an aggregate amount upto Rs. 2,370,000 in accordance with the provisions of Section 77A, 77AA, 77B and other applicable provisions of the Companies Act, 1956 and the provisions of Securities and Exchange Board of India (Buy-back of Securities) Regulations, 1998 (“Buy Back Regulations”), for which necessary public announcements have been made in April 2008.

6      Previous period figures have been appropriately reclassified to conform to the current period’s presentations.

2

Summary of financial statements prepared as per US GAAP - Convenience translation

	Rs. in thousands except share data
	Quarter ended 31 March		Year ended 31 December
	2008	2007	2007
	(Unaudited)	(Unaudited)	(Unaudited)

Exchange Rate (Rs.)	40.02	43.10	39.41

Revenues	7,061,249	6,724,074	26,125,349
Cost of revenues	5,036,597	4,378,960	17,737,855
Gross profit	2,024,652	2,345,114	8,387,494
Selling, general and administrative expenses	1,242,781	1,124,781	4,581,814
Provision for doubtful debts and advances	(560)	25,860	46,573
Foreign exchange (gain) / loss, net	89,045	(113,353)	(920,260)
Operating income	693,386	1,307,826	4,679,367
Interest and dividend income	142,671	126,240	494,208
Interest expense	(34,177)	(30,084)	(141,578)
Gain on sale of investments, net	9,805	6,594	251,042
Other income, net	30,135	49,781	67,242
Income before income taxes	841,820	1,460,357	5,350,281
Income taxes	117,219	260,065	858,506
Net Income	724,601	1,200,292	4,491,775
Earning per share
- Basic	5.21	8.68	32.39
- Diluted	5.20	8.61	32.18
Total assets	34,280,892	29,511,625	33,449,435
Cash and cash equivalents	1,560,140	1,620,853	1,285,790
Investments	11,625,210	11,230,516	11,868,389

Disclaimer:

We have translated the financial data derived from our consolidated financial statements prepared in accordance with US GAAP for each period at the noon buying rate in the City of New York on the last business day of such period for cable transfers in Rupees as certified for customs purposes by the Federal Reserve Bank of New York.  The translations should not be considered as a representation that such US Dollar amounts have been, could have been or could be converted into Rupees at any particular rate, the rate stated above, or at all.  Investors are cautioned to not rely on such translated amounts.

By Order of the Board

for Patni Computer Systems Limited

Mumbai	Narendra K. Patni
30 April 2008	Chairman and Chief Executive Officer

3

Audited consolidated financial results of Patni Computer Systems Limited and its subsidiaries for the quarter ended 31 March 2008, as per Indian GAAP.

	Rs. in thousands except share data
	Quarter ended 31 March		Year ended 31 December
	2008	2007	2007
	(Audited)	(Audited)	(Audited)

Income
Sales and service income	6,933,510	6,796,257	26,911,455
Other income	180,372	365,019	864,854
	7,113,882	7,161,276	27,776,309

Expenditure
Personnel costs	4,072,655	3,706,781	15,389,630
Selling, general and administration costs	1,797,231	1,587,755	5,410,115
Depreciation (net of transfer from revaluation reserves)	278,072	232,435	984,676
Interest costs	33,988	30,553	147,225
	6,181,946	5,557,524	21,931,646

Profit for the period/year before taxation	931,936	1,603,752	5,844,663
Provision for taxation	166,947	272,242	1,242,582
MAT credit entitlement	(48,400)	(17,792)	(278,393)
Provision for taxation - Fringe benefits	12,215	9,949	44,212
Profit for the period/year after taxation	801,174	1,339,353	4,836,262

Paid up equity share capital (Face value per equity share of Rs 2 each)	278,121	277,255	278,019

Reserves excluding revaluation reserves			27,080,306
Earnings per equity share of Rs.2 each
- Basic	5.76	9.68	34.88
- Diluted	5.75	9.59	34.54

Notes:

1                  The consolidated financial statements of Patni Computer Systems Limited and its subsidiaries are prepared in accordance with the principles and procedures prescribed by AS 21 - “Consolidated Financial Statements “ issued by ICAI for the purpose of preparation and presentation of consolidated financial statements. The financial statements of Patni Computer Systems Limited and its subsidiaries have been combined on a line-by-line basis by adding together the book values of like items of assets, liabilities, income and expenses after eliminating intra-group balances/transactions and resulting unrealized profits in full. Unrealized losses resulting from intra-group transactions have also been eliminated unless cost cannot be recovered in full.  The amounts shown in respect of accumulated reserves comprises the amount of the relevant reserves as per the balance sheet of the Parent Company and its share in the post acquisition increase/decrease in the relevant reserves/accumulated deficit of its subsidiaries.Consolidated financials statements are prepared using uniform accounting policies across the Group.

2                  Investor complaints for the quarter ended 31 March 2008:

Pending as on 1 January 2008	Received during the quarter	Disposed of during the quarter	Unresolved at the end of the quarter
—	7	7	—

3                  Statement of Utilisation of ADS Funds as of 31 March 2008

	No of shares	Price	Amount
Amount raised through ADS (6,156,250 ADSs @ $20.34 per ADS)	12,312,500	466	5,739,262
Share issue expenses			369,406
Net proceeds			5,369,856

Deployment :
1 Held as current investments			1,968,300
2 Utilised for Capital expenditure for office facilities			3,280,733
3 Exchange loss			120,823
Total			5,369,856

4      Total Public Shareholding*

	Quarter ended 31 March		As of 31 December
	2008	2007	2007
- Number of Shares	43,411,331	42,061,034	44,797,263
- Percentage of Shareholding	31.22%	30.34%	32.23%

* Total Public Shareholding as defined under Clause 40A of the Listing Agreement (excludes shares held by founders and American Depository Receipt shareholders.)

4

5                  The subsidiaries considered in the consolidated financial statements as at 31 March 2008 are wholly owned subsidiaries, namely Patni Americas, Inc., Patni Computer Systems (UK) Ltd., Patni Computer Systems GmbH, Patni Telecom Solutions Inc., Patni Telecom Solutions Private Limited, Patni Telecom Solutions (UK) Limited, Patni Life Sciences Inc., Patni Computer Systems Brasil Ltda., and Patni Computer Systems (Czech) s.r.o.

6                  Paid up equity share capital does not include Rs NIL (2007 : Rs 1,815 ) which represents share application money received from employees, on exercise of stock options, pending allotment of shares.

7                  During 2006, the Company received a demand notice from the Indian Income Tax department of approximately Rs 630,166 including an interest demand of approximately Rs 186,850 for the assessment year 2004-05. The tax demand was mainly on account of disallowance of deduction claimed by the Company under Section 10A of the Income Tax Act, 1961, in respect of profits earned by its various eligible undertakings. Section 10A of Indian Income Tax Act exempts the profits earned by an undertaking for the export of computer software upon the fulfillment of certain conditions. One of the conditions is that the unit should not have been formed by the splitting up of an existing business. The Company had only expanded its software development business whereas the Income Tax department contends that the business of the new units is comprised of business transferred from existing units by splitting them. The Company, in consultation with its tax advisers, filed an appeal in January 2007 challenging the disallowance.

One of the requirements under the Indian Income Tax Rules to proceed with an appeal is to deposit, either immediately or through monthly installments, a sum equivalent to 50% of the amount that is under appeal. Until March 31, 2008, the Company has deposited a sum of Rs 310,280. Considering the facts and nature of disallowances and based on the advice given by the Company’s legal counsel, management believes that the disallowance is not tenable and management therefore is confident of a favorable outcome in appeal proceedings and hence no provision for such income tax demand is considered necessary.

Subsequently, in February 2008 the Company has received an order from the Commissioner Income Tax (CIT) (Appeals) in favour of the Company by allowing the claim under Section 10A. The Company has received the refund of the taxes paid after adjustment of the new demand for the assessment year 2002-03.

During 2007, the Company received another demand, of Rs. 261,703 inclusive of interest demand of approximately Rs 139,880  for the assessment year 2002-03. The new demand concerns the same issue of disallowance of tax benefits under Section 10A. In the opinion of management, and based on advice received, the demand is not tenable against the Company and the company has already filed an appeal with the appellate authority.

Subsequently, in March 2008 the Company has received an order from the CIT (Appeals) in favor of the Company by allowing the claim under Section 10A. The total amount paid till March 2008 of Rs 261,703 is receivable as refund.

8                  Pursuant to the ICAI Announcement “ Accounting for Derivatives ” the company has adopted Accounting Standard 30 “ Financial Instruments : Recognition and Measurement ”, from 1 January 2008. Consequent to the adoption of the Standard, the resulting gain of Rs 19,133 has been adjusted to the shareholders’ funds as on 1 January 2008.

9                  In February 2008, the Board of Directors the Company approved the proposal to buy back fully paid equity shares to the extent upto 10% of the paid up capital and free reserves, at a maximum price of Rs. 325 per equity share, for an aggregate amount upto Rs. 2,370,000 in accordance with the provisions of Section 77A, 77AA, 77B and other applicable provisions of the Companies Act, 1956 and the provisions of Securities and Exchange Board of India (Buy-back of Securities) Regulations, 1998 (“Buy Back Regulations”), for which necessary public announcements have been made in April 2008.

5

10        Segment Information:

Particulars	Financial services	Insurance services	Manufacturing	Communications, Media & Entertainment	Product Engineering	Others	Total

For the Quarter ended 31 March 2008

Sales and service income	906,072	1,624,761	1,664,670	934,984	1,139,128	663,895	6,933,510
Balances as at 31 March 2008
Sundry debtors	670,606	929,084	1,270,875	1,107,536	987,314	520,003	5,485,418
Cost and estimated earnings in excess of billings	165,200	294,664	522,934	455,020	225,822	199,413	1,863,053
Billings in excess of cost and estimated earnings	(12,122)	(15,911)	(75,836)	(1,491)	(81,120)	(15,663)	(202,143)
Advance from customers	(5,784)	(22,638)	(15,441)	—	(9,581)	(1,492)	(54,936)

Particulars	Financial services	Insurance services	Manufacturing	Communications, Media & Entertainment	Product Engineering	Others	Total

For the Quarter ended 31 March 2007

Sales and service income	957,062	1,667,386	1,492,161	1,005,491	1,134,114	540,043	6,796,257
Balances as at 31 December 2007
Sundry debtors	680,715	1,072,916	1,383,244	776,638	848,274	554,726	5,316,513
Cost and estimated earnings in excess of billings	143,620	75,188	364,286	313,122	245,041	136,307	1,277,564
Billings in excess of cost and estimated earnings	(12,707)	(13,293)	(56,332)	(16,484)	(30,452)	(10,844)	(140,112)
Advance from customers	(7,474)	(15,798)	(5,332)	(3,249)	(11,364)	(5,543)	(48,760)

11    The Group evaluates segment performance and allocates resources based on revenue growth. Revenue in relation to segments is categorized based on items that are individually identifiable to that segment. Costs are not specifically allocable to individual segments as the underlying resources and services are used interchangeably.  Fixed assets used in Group’s business or liabilities contracted have not been identified to any of the reportable segments, as the fixed assets and services are used interchangeably between segments.

12    Previous period figures have been appropriately reclassified /regrouped to conform to the current period’s presentations.

13    Text of this advertisement was approved by the Board of Directors at the adjourned meeting held on 30 April 2008.

By Order of the Board
for Patni Computer Systems Limited

Mumbai	Narendra K. Patni
30 April 2008	Chairman and Chief Executive Officer

6

Reconciliation of significant differences between Consolidated Net Income determined in accordance with Indian Generally Accepted Accounting Principles (‘Indian GAAP’) and Consolidated Net Income determined in accordance with US Generally Accepted Accounting Principles (‘US GAAP’) (Unaudited)

	Rs. in thousands
	Quarter ended 31 March		Year ended 31 December
	2008	2007	2007

Consolidated net income as per Indian GAAP	801,174	1,339,353	4,836,262
Income taxes	1,386	(9,569)	65,622
Foreign currency differences	—	(62,991)	114,236
Employee retirement benefits	(26,089)	3,980	(77,409)
ESOP related Compensation Cost	(43,659)	(45,683)	(192,448)
Business acquisition	(15,983)	(10,477)	(45,925)
Others	3,252	14,085	10,378
Total	(81,093)	(110,655)	(125,546)
Consolidated net income as per US GAAP	720,081	1,228,698	4,710,716

Note:

The consolidated net income as per USGAAP shown in the table above differs from the consolidated net income shown under “Summary of financials statements prepared as per USGAAP - Convenience Translation” for reasons explained below the same table.

7

Financial results of Patni Computer Systems Limited for the quarter ended 31 March 2008, as per Indian GAAP (Standalone)

	Rs. in thousands except share data
	Quarter ended 31 March		Year ended 31 December
	2008	2007	2007
	(Audited)	(Audited)	(Audited)
Income
Sales and service income	3,254,897	2,665,882	11,722,988
Other income	163,570	171,159	779,664
	3,418,467	2,837,041	12,502,652
Expenditure
Personnel costs	1,581,862	1,164,448	5,601,894
Selling, general and administration costs	764,786	421,356	1,713,426
Depreciation	216,531	196,875	804,766
Interest costs	16,804	11,007	68,936
	2,579,983	1,793,686	8,189,022

Profit for the period / year before prior period items and taxation	838,484	1,043,355	4,313,630
Prior period items	—	—	(43,351)
Profit for the period / year before taxation	838,484	1,043,355	4,356,981

Provision for taxation	153,703	93,034	706,924
MAT credit entitlement	(42,787)	(17,792)	(265,261)
Provision for taxation - Fringe benefits	11,651	8,180	40,134
Profit for the period / year after taxation	715,917	959,933	3,875,184

Paid up equity share capital (Face value per equity share of Rs.2 each)	278,121	277,255	278,019
Reserves excluding revaluation reserves			25,300,718

Earnings per equity share of Rs 2 each
- Basic	5.15	6.94	27.95
- Diluted	5.14	6.87	27.67

Notes :

1                  The above statement of financial results were reviewed by the Audit Committee and approved by the Board of Directors at its adjourned meeting held on 30 April 2008.

2                  Investor complaints for the quarter ended 31 March 2008:

Pending as on 1 January 2008	Received during the quarter	Disposed of during the quarter	Unresolved at the end of the quarter
—	7	7	—

3      Statement of Utilisation of ADS Funds as of 31 March 2008

	No of shares	Price	Amount
Amount raised through ADS (6,156,250 ADSs @ $20.34 per ADS)	12,312,500	466	5,739,262
Share issue expenses			369,406
Net proceeds			5,369,856

Deployment :
1 Held as short term investments			1,968,300
2 Utilised for Capital expenditure for office facilities			3,280,733
3 Exchange loss			120,823
Total			5,369,856

8

4                  Pursuant to the ICAI Announcement “ Accounting for Derivatives “ the Company has adopted Accounting Standard 30 “ Financial Instruments : Recognition and Measurement”, from 1 January 2008. Consequent to the adoption of the Standard, the resulting gain of Rs 19,133 has been adjusted to the shareholder’s funds as on 1 January 2008.

5      Total Public Shareholding *

	As of 31 March		As of 31 December
	2008	2007	2007
- Number of Shares	43,411,331	42,061,034	44,797,263
- Percentage of Shareholding	31.22%	30.34%	32.23%

* Total Public Shareholding as defined under Clause 40A of the Listing Agreement ( excludes shares held by founders and American Depository Receipt shareholders ).

6                  In February 2008, the Board of Directors of the Company approved the proposal to buy back fully paid equity shares to the extent upto 10% of the paid up capital and free reserves, at a maximum price of Rs. 325 per equity share, for an aggregate amount upto Rs. 2,370,000 in accordance with the provisions of Section 77A, 77AA, 77B and other applicable provisions of the Companies Act, 1956 and the provisions of Securities and Exchange Board of India (Buy-back of Securities) Regulations, 1998 (“Buy Back Regulations”), for which necessary public announcements have been made in April 2008.

7                  In December 2006, the Company received a demand notice from the Indian Income Tax department of approximately Rs 630,166, including an interest demand of approximately Rs 186,850 for the assessment year 2004-05. The tax demand was mainly on account of disallowance of deduction claimed by the Company under Section 10A of the Income Tax Act, 1961, in respect of profits earned by its various eligible undertakings. Section 10A of Indian Income Tax Act exempts the profits earned by an undertaking for the export of computer software upon the fulfillment of certain conditions. One of the conditions is that the unit should not have been formed by the splitting up of an existing business. The Company had only expanded its software development business whereas the Income Tax department contends that the business of the new units is comprised of business transferred from existing units by splitting them. The Company, in consultation with its tax advisors, filed an appeal in January 2007 challenging the disallowance.

One of the requirements under the Indian Income Tax Rules to proceed with an appeal is to deposit, either immediately or through monthly installments, a sum equivalent to 50% of the amount that is under appeal. Until March 31, 2008, the Company has deposited a sum of Rs 310,280. Considering the facts and nature of disallowances and based on the advice given by the Company’s legal counsel, management believes that the disallowance is not tenable and management therefore is confident of a favorable outcome in appeal proceedings and hence, no provision for such income tax demand is considered necessary.

Subsequently, in February 2008, the Company has received an order from the Commissioner Income Tax (CIT) (Appeals) in favour of the Company by allowing the claim under Section 10A. The Company has received the refund of the taxes paid after adjustment of the new demand for the assessment year 2002-03.

In December 2007, the Company received another demand, of Rs. 261,703 inclusive of an interest demand of approximately Rs 139,880  for the assessment year 2002-03. The new demand concerns the same issue of disallowance of tax benefits under Section 10A. In the opinion of management, and based on advice received, the demand is not tenable against the Company and the Company has already filed an appeal with the appellate authority.

Subsequently, in March 2008 the Company has received an order from the CIT (Appeals) in favor of the Company by allowing the claim under Section 10A.The total amount paid till March 2008 of Rs 261,703 is receivable as refund.

8                  Paid up equity share capital does not include Rs Nil (2007 : Rs 1,815 ) which represents share application money received from employees, on exercise of stock options, pending allotment of shares.

9      Previous period figures have been appropriately reclassified to conform to the current period’s presentations.

10    Text of this advertisement was approved by the Board of Directors at the adjourned meeting held on 30 April 2008.

By Order of the Board
for Patni Computer Systems Limited

Mumbai	Narendra K. Patni
30 April 2008	Chairman and Chief Executive Officer

9

For Press Release

Patni’s Q1 CY2008 Revenues up 13.1% at US$ 176.4 million

Mumbai, India, April 30, 2008: Patni Computer Systems Limited (Patni) today announced its financial results for the first quarter ended 31st March 2008.

Performance Highlights for the quarter ended March 31, 2008

•      Revenues for the quarter at US$ 176.4 million (Rs. 7,061.2 million)

•      Up 13.1% YoY from US$ 156.0 million (Rs. 6,724.1 million)

•      Up 1.3% sequentially from US$ 174.1 million (Rs. 6,861.9 million)

•      Contribution from top customer at 11.1% for the quarter from 12.5% during the previous quarter

•      New client acquisitions during the quarter were 34 as compared to 37 of previous quarter. Number of active clients was 331 at the quarter end as compared to 318 in Q4 2007

•      Offshore leverage in the current quarter was 70.8% compared to 70.3% in the previous quarter. On YoY basis offshore leverage has increased by 2.4%.

•      Operating Income for the quarter at  US$ 17.3 million (Rs. 693.4 million)

•      Down 42.9% YoY from US$ 30.3 million (Rs. 1,307.8 million)

•      Down 36.0% sequentially from US$ 27.1 (Rs. 1,066.3 million)

•      Net Income for the quarter at US$ 18.1  million (Rs. 724.6 million)

•      Down 35.0% YoY from US$ 27.8 million (Rs. 1,200.3 million)

•      Down 28.4% sequentially from US$ 25.3 million (Rs. 997.2 million)

•      EPS for the quarter at  US$ 0.13 per share (US$ 0.26 per ADS)

•      Stock based expenses in Q1 CY2008 were at US$ 1.1 million compared to US$ 1.3 million in the previous sequential quarter

Future Outlook:

•      Q2 CY2008 revenues are expected to be at US$ 180 to US$ 181 million and net income (excluding the foreign exchange gain/loss) is expected to be in the range of US$ 22.0 to US$ 23.0 million taking the operations at a constant dollar value of Rs 40 per US$ for the quarter.

1

Management Comments

Commenting on the quarter, Mr. Narendra K Patni, Chairman and CEO, Patni Computer Systems Ltd., said, “While Revenue and Profits are in line with our guidance we are in a cautious market situation in 2008 with uncertainty and volatility in global markets. We are running our business in lower than normal  visibility. At the same time we find ourselves in good position and remain confident of our prospects on mid to long term basis. We are making all the investments necessary to diversify our business. We have recently appointed Mr.Louis Theodoor (Loek) van den Boog from our Board as Executive director of the company to expand and deepen the management.”

The newly appointed Executive Director Mr. Loek van den Boog, said, “We are committed to build Patni to a next generation services company with adequate differentiation and Business Solutions oriented focus leveraging the global delivery model. We are confident of our abilities to transform the business with mix of internal and market based measures to enhance overall shareholder value with profitable and sustainable growth.”

Commenting on the performance, Mr. Mrinal Sattawala, Chief Operating Officer, Patni, said, “During the current quarter our revenue base has been diversified further resulting in reduced dependence on top 10 accounts. For the quarter under review we have added 34 new clients bringing our tally of active clients to 331.Going forward we expect to leverage our operating efficiencies significantly to grow profitability.”

Speaking on the occasion, Mr. Surjeet Singh, Chief Financial Officer, Patni, said, “We continue to take steps in rationalization of internal operations to manage costs, and invest in our business to increase our services and market foot prints. We are actively looking for strategic acquisitions and shall invest in the business on all dimensions. We are seeking these acquisitions in BPO, Enterprise applications and consulting specifically in UK and Continental Europe and are expanding geographically to enhance our presence in the region. Similarly Product Engineering business is an area of identified investments organically and inorganically.”

2

Corporate Developments

•      Executive Director Appointment

•      Mr. Louis Theodoor (Loek) van den Boog appointed as Executive Director of the Company with a view to strengthen the management team.

•      Business Leadership Appointments in Europe

•      Peer Gribbohm, Senior Vice-President, Strategic Market Development - responsible for the development of Patni’s business across Europe.

•      Derek Kemp, Senior Vice-President, - responsible for driving growth in the Communications, Media, and Entertainment sector within Europe.

•      Awards

•      Patni Won Prestigious NASSCOM Award for the “100 IT Innovators” for 2007.

3

(Figures in Million US$ except EPS and Share Data)

UNAUDITED CONSOLIDATED STATEMENT OF INCOME

For the quarter / period ended

Particulars	Mar 31 2008	Mar 31 2007	YoY Change %	Dec 31 2007	QoQ Change %	2007

Revenue	176.4	156.0	13.1%	174.1	1.3%	662.9
Cost of revenues	121.0	97.5	24.1%	116.6	3.8%	432.3
Depreciation	4.8	4.1	18.5%	4.5	8.6%	17.8
Gross Profit	50.6	54.4	-7.0%	53.1	-4.7%	212.8
Sales and marketing expenses	12.3	11.2	9.8%	11.8	5.1%	45.8
General and administrative expenses	18.7	14.9	26.0%	18.8	-0.3%	70.4
Provision for doubtful debts and advances	(0.0)	0.6	-102.4%	0.2	-106.9%	1.2
Foreign exchange (gain) / loss, net	2.2	(2.6)	-184.6%	(4.7)	-147.4%	(23.4)
Operating income	17.3	30.3	-42.9%	27.1	-36.0%	118.7
Other income / (expense), net	3.7	3.5	4.8%	2.8	33.0%	17.0
Income before income taxes	21.0	33.9	-37.9%	29.8	-29.5%	135.8
Income taxes	2.9	6.0	-51.5%	4.5	-35.5%	21.8
Net income/(loss)	18.1	27.8	-35.0%	25.3	-28.4%	114.0
Earning per share
- Basic	$0.13	$0.20	-35.3%	$0.18	-28.5%	$0.82
- Diluted	$0.13	$0.20	-34.9%	$0.18	-27.6%	$0.82
Weighted average number of common shares used in computing earnings per share
- Basic	139,030,296	138,342,512		138,942,718		138,660,785
- Diluted	139,279,675	139,413,330		140,699,403		139,569,933

4

Financial Statements Analysis:

Revenues

Revenues during the quarter were marginally ahead of guidance at US$ 176.4 million (Rs.7,061.2 million), representing a sequential increase of 1.3% and 13.1% increase on YoY basis in US dollar terms. In line with our expectation share of Europe and Middle East business has increased to 17.6% from 15.9% YoY while Asia Pacific share has grown to 5.8% from 4.3% YoY.

Gross Margin

Gross Margins were at 28.7% or US$ 50.6 million (Rs.2,024.7 million) against 30.5% or US$ 53.1 million (Rs.2,092.5 million) in the previous quarter.

•      Overall movement in Gross Margins was due to

•      Increased immigration cost on account of US H1B filings impacting (-)1.3%.

•      Drop in utilization net of other operating cost levers impacting (-)0.5%.

•      Depreciation and amortization expenses in CGS were US$ 5.4 million against US$ 5.0 million in Q4 2007 and US$ 4.1 million in Q1 2007.

Selling General and Administrative Expenses (SGA Expenses)

•      Sales and marketing expenses during the quarter were at US$ 12.3 million (Rs. 494.1 million) at 7.0% as compared to US$ 11.8 million (Rs. 463.1 million) at 6.7% in previous quarter.

•      G&A expenses during the quarter were at US$ 18.7 million (Rs.748.7 million) at 10.6% as compared to US$ 18.8 million (Rs.739.8 million) at 10.8% in previous quarter.

•      Overall Depreciation and Amortization expenses in SGA were US$ 2 million for the quarter as against US$ 1.8 million in Q4 2007.

Foreign exchange gain/loss

The revaluation and mark to market foreign exchange loss for the quarter US$ 2.2 million (Rs. 89.0 million) as compared to forex exchange gain of US$ 4.7 million (Rs.185.0 million) in previous quarter.

The quarter end rate for debtor’s revaluation was Rs. 40.11.Outstanding contracts at the end of Q108 were about US$ 337.5 million contracted in the range of Rs.39.77 to Rs.43.50.

5

Other Income

For Q1 CY2008, other income (including interest and dividend income net of interest expenses, profit/loss on sale of investments and other miscellaneous income) stood at 2.1% or US$ 3.7 million (Rs.148.4 million ) compared to 1.6% or US$ 2.8 million (Rs. 109.9 million) in previous quarter.

Profit before Tax

PBT was down 29.5% sequentially at US$ 21.0 million (Rs. 841.8 million) against US$ 29.8 million (Rs.1,176.2 million) in previous quarter due to changes in gross margin and foreign exchange gain / loss.

Income Taxes

Income tax for the quarter was at US$ 2.9 million (Rs. 117.2 million) at an effective tax rate of 14%. Overall normalized effective tax rate is in the range of 15.5%-16%.

Net Income

Consequently, net income for the quarter at 10.3% was US$ 18.1 million (Rs.724.6 million) against US$ 25.3 million (Rs.997.2 million) at 14.5% in previous quarter.

Balance Sheet and Cash Flow changes

During the quarter, against net income of US$ 18.1 million (Rs.724.6 million), cash from operating activities was at US$ 16.0 million (Rs. 640.0 million) net of changes in current assets and liabilities of US$ 8.5 million and non cash charges of US$ 6.4 million. These non cash charges comprise of depreciation and amortization of US$ 7.4 million ,and other charges including stock option cost of US$(-) 1.0 million.

Net cash from investing activities was US$ 8.3 million (Rs.333.8 million) including capital expenditure of US$ 16.5 million (Rs.660.1 million), net proceeds from sale of investments of US$ 8.2 million (Rs.326.3 million).

Net Cash inflow on financing activities was US$ 0.1 million (Rs.4.4 million) comprising proceeds from common shares issued of 0.2 million (Rs.7.4 million). Over all cash and cash equivalents (including short terms investments) were at US$ 326.1 million (Rs.13,050.7 million),compared to US$ 330.4 million (Rs.13,019.2 million) at close of  Q4 2007.

Receivables at the end of Q1 2008 were at US$ 136.8 million as compared to US$ 136.4 million at the end of Q4 2007. Days outstanding for the current quarter were 72 days as compared to 73 days in Q4 2007.

6

Figures in Million INR except EPS and Share Data

CONSOLIDATED STATEMENT OF INCOME : BASED ON CONVENIENCE TRANSLATION

For the quarter / period ended

Particulars	Mar 31 2008	Mar 31 2007	Dec 31 2007	2007

Exchange rate$1 = INR	40.02	43.10	39.41	39.41
Revenues	7,061.2	6,724.1	6,861.9	26,125.3
Cost of revenues	4,842.7	4,202.7	4,593.6	17,035.3
Depreciation	193.9	176.3	175.8	702.5
Gross Profit	2,024.7	2,345.1	2,092.5	8,387.5
Sales and marketing expenses	494.1	484.6	463.1	1,805.5
General and administrative expenses	748.7	640.2	739.8	2,776.3
Provision for doubtful debts and advances	(0.6)	25.9	8.2	46.6
Foreign exchange (gain) / loss, net	89.0	(113.4)	(185.0)	(920.3)
Operating income	693.4	1,307.8	1,066.3	4,679.4
Other income / (expense), net	148.4	152.5	109.9	670.9
Income before income taxes	841.8	1,460.4	1,176.2	5,350.3
Income taxes	117.2	260.1	179.0	858.5
Net income/(loss)	724.6	1,200.3	997.2	4,491.8
Earning per share
- Basic	5.21	8.68	7.18	32.39
- Diluted	5.20	8.61	7.09	32.18
Weighted average number of common shares used in computing earnings per share
- Basic	139,030,296	138,342,512	138,942,718	138,660,785
- Diluted	139,279,675	139,413,330	140,699,403	139,569,933

7

Important Notes to this release:

•      Fiscal Year

Patni follows a January – December fiscal year. The current review covers the financial and operating performance of the Company for the first quarter ended 31st March 2008

•      U.S. GAAP

A Consolidated Statement of Income in US GAAP is available on page 3 of the Fact Sheet attached to this release

•      Percentage analysis

Any percentage amounts, as set forth in this release, unless otherwise indicated, have been calculated on the basis of the U.S. Dollar amounts derived from our consolidated financial statements prepared in accordance with U.S. GAAP, and not on the basis of any translated Rupee amount. Calculation of percentage amounts on the basis of Rupee amounts may lead to results that are different, in a material way, from those calculated as per U.S. Dollar amounts.

•      Convenience translation

A Consolidated Statement of Income as per Convenience Translation prepared in accordance with US GAAP is available on page 8 of the Fact Sheet attached to this release. We have translated the financial data derived from our consolidated financial statements prepared in accordance with U.S. GAAP for each period at the noon buying rate in the City of New York on the last business day of such period for cable transfers in Rupees as certified for customs purposes by the Federal Reserve Bank of New York. The translations should not be considered as a representation that such US Dollar amounts have been, could have been or could be converted into Rupees at any particular rate, the rate stated elsewhere in this document, or at all. Investors are cautioned to not rely on such translated amounts.

•      Attached Fact Sheet (results & analysis tables)

About Patni Computer Systems Ltd:

Patni Computer Systems Limited (BSE: PATNI COMPUT, NSE: PATNI, NYSE: PTI) is a global provider of IT Services and business solutions, servicing Global 2000 clients. Patni caters to its clients through its industry focused practices, including insurance, financial services, manufacturing, life sciences, telecommunications and media & entertainment, and its technology-focused practices. With an employee strength of over 15,000; multiple global delivery centres spread across 11 cities worldwide; 22 international offices across the Americas, Europe and Asia-Pacific; Patni has registered revenues of US$ 663 million for the year 2007. Patni’s service offerings include application development and maintenance, enterprise application solutions, business and technology consulting, product engineering services, infrastructure management

8

services, customer interaction services & business process outsourcing, quality assurance and engineering services. Committed to quality, Patni adds value to its client’s businesses through well-established and structured methodologies, tools and techniques. Patni is an ISO 9001: 2000 certified and SEI-CMMI Level 5 (V 1.2) organization, assessed enterprise wide at P-CMM Level 3. In keeping with its focus on continuous process improvements, Patni adopts Six Sigma practices as an integral part of its quality and process frameworks. For more information on Patni, visit www.patni.com

FOR MORE INFORMATION PLEASE CONTACT:

Investor Relations:

Gaurav Agarwal, Patni US; +1-617-914-8360; investors@patni.com

Gavin Desa, Citigate Dewe Rogerson India; +91-22-4007 5037; gavin@cdr-india.com

Media Relations:

Heena Kanal, Patni India; +91-22-6693 0500; heena.kanal@patni.com

Tony Viola, Patni US; +1-617-354-7424; tony.viola@patni.com

IMPORTANT NOTE:

Certain statements in this release concerning our future growth prospects are forward-looking statements, which involve a number of risks, and uncertainties that could cause actual results to differ materially from those in such forward-looking statements. The risks and uncertainties relating to these statements include, but are not limited to, risks and uncertainties regarding fluctuations in earnings, our ability to manage growth, intense competition in IT services including those factors which may affect our cost advantage, wage increases in India, our ability to attract and retain highly skilled professionals, time and cost overruns on fixed-price, fixed-time frame contracts, client concentration, restrictions on immigration, our ability to manage our international operations, reduced demand for technology in our key focus areas, disruptions in telecommunication networks, liability for damages on our service contracts, the success of the companies in which Patni has made strategic investments, withdrawal of governmental fiscal incentives, political instability, legal restrictions on raising capital or acquiring companies outside India, and unauthorized use of our intellectual property and general economic conditions affecting our industry. The company does not undertake to update any forward-looking statement that may be made from time to time by or on behalf of the Company.

-Ends-

9

PATNI COMPUTER SYSTEMS LIMITED

FINANCIAL AND OPERATIONS INFORMATION FOR THE

FIRST QUARTER ENDED MAR 31, 2008

April 30, 2008

NOTES:

•  Fiscal Year

Patni follows a January - December fiscal year. The current review covers the financial and operating performance of the Company for the quarter ended Mar 31, 2008.

•  U.S. GAAP

All figures in this release pertain to accounts presented as per U.S. GAAP unless stated otherwise.

•  Percentage analysis

Any percentage amounts, as set forth in this release, unless otherwise indicated, have been calculated on the basis of the U.S. Dollar amounts derived from our consolidated financial statements prepared in accordance with U.S. GAAP, and not on the basis of any translated Rupee amount. Calculation of percentage amounts on the basis of Rupee amounts may lead to results that are different, in a material way, from those calculated as per U.S. Dollar amounts.

•  Convenience translation

We have translated the financial data derived from our consolidated financial statements prepared in accordance with U.S. GAAP for each period at the noon buying rate in the City of New York on the last business day of such period for cable transfers in Rupees as certified for customs purposes by the Federal Reserve Bank of New York.  The translations should not be considered as a representation that such US Dollar amounts have been, could have been or could be converted into Rupees at any particular rate, the rate stated elsewhere, or at all. Investors are cautioned to not rely on such translated amounts.

•  Reclassification

Certain reclassifications have been made in the financial statements of prior years to conform to classifications used in the current year.

Fact Sheet Summary Index

A1) UNAUDITED CONSOLIDATED STATEMENT OF INCOME - US GAAP (US$ ‘000)

For the quarter / period ended

Particulars	Mar 31 2008	Mar 31 2007	YoY Change %	Dec 31 2007	QoQ Change %	2007

Revenue	176,443	156,011	13.1%	174,116	1.3%	662,912
Cost of revenues	121,007	97,510	24.1%	116,559	3.8%	432,259
Depreciation	4,845	4,090	18.5%	4,461	8.6%	17,826
Gross Profit	50,591	54,411	-7.0%	53,096	-4.7%	212,827
Sales and marketing expenses	12,346	11,244	9.8%	11,752	5.1%	45,813
General and administrative expenses	18,708	14,853	26.0%	18,772	-0.3%	70,447
Provision for doubtful debts and advances	(14)	600	-102.4%	209	-106.9%	1,182
Foreign exchange (gain) / loss, net	2,225	(2,630)	-184.6%	(4,694)	-147.4%	(23,351)
Operating income	17,326	30,344	-42.9%	27,057	-36.0%	118,736
Other income / (expense), net	3,709	3,539	4.8%	2,789	33.0%	17,024
Income before income taxes	21,035	33,883	-37.9%	29,846	-29.5%	135,760
Income taxes	2,929	6,034	-51.5%	4,542	-35.5%	21,784
Net income/(loss)	18,106	27,849	-35.0%	25,304	-28.4%	113,976
Earning per share
- Basic	$0.13	$0.20	-35.3%	$0.18	-28.5%	$0.82
- Diluted	$0.13	$0.20	-34.9%	$0.18	-27.6%	$0.82
Weighted average number of common shares used in computing earnings per share
- Basic	139,030,296	138,342,512		138,942,718		138,660,785
- Diluted	139,279,675	139,413,330		140,699,403		139,569,933

A2) UNAUDITED CONSOLIDATED BALANCE SHEET USGAAP (US$ ‘000)

Particulars	As on 31-Mar-08	As on 31-Dec-07	As on 31-Mar-07

Assets
Total current assets	538,097	538,754	477,983
Goodwill	66,664	66,713	39,832
Intangible assets, net	30,752	31,881	9,425
Property, plant, and equipment, net	180,305	171,027	142,040
Other assets	40,776	40,380	15,445
Total assets	856,594	848,755	684,724
Liabilities
Total current liabilities	117,056	117,722	120,755
Capital lease obligations excluding current installments	298	326	381
Other liabilities	50,431	49,743	12,543
Total liabilities	167,785	167,791	133,679
Total shareholders’ equity	688,809	680,964	551,045
Total liabilities & shareholders’ equity	856,594	848,755	684,724

A3) UNAUDITED CONSOLIDATED CASH FLOW STATEMENT USGAAP (US$ ‘000)

Particulars	Mar 31 2008	Dec 31 2007	Mar 31 2007	2007

Net cash provided by operating activities	15,991	21,119	14,140	111,272
Net cash used in investing activities	(8,341)	(36,600)	(26,123)	(130,036)
Capital expenditure, net	(16,495)	(9,839)	(18,394)	(61,333)
Investment in securities, net	8,154	(14,454)	(7,729)	(14,774)
Investment in subsidiary incl tax benefit on incentive stock option of Patni Telecom	—	(12,307)	—	(53,929)
Net cash provided / (used) in financing activities	111	1,467	1,137	(8,682)
Others	(76)	(88)	(121)	(430)
Common shares issued, net of expenses incl tax benefit arising on exercise of stock options	186	1,556	1,258	3,681
Dividend on common shares	1	(1)	(0)	(11,933)
Net increase / (decrease) in cash and equivalents	7,761	(14,014)	(10,845)	(27,446)
Effect of exchange rate changes on cash and equivalents	(1,403)	1,828	1,942	13,562
Cash and equivalents at the beginning of the period	32,626	44,812	46,510	46,510
Cash and equivalents at the end of the period	38,984	32,626	37,607	32,626

B1) AUDITED CONSOLIDATED STATEMENT OF INCOME - INDIAN GAAP (RS. ‘000)

For the quarter / period ended

Particulars	Mar 31 2008	Mar 31 2007	YoY Change %	Dec 31 2007	QoQ Change %	2007
Sales and service income	6,933,510	6,796,257	2.0%	6,780,072	2.3%	26,911,455
Other income	180,372	365,019	-50.6%	147,306	22.4%	864,854
Total income	7,113,882	7,161,276	-0.7%	6,927,378	2.7%	27,776,309
Staff costs	4,072,655	3,706,781	9.9%	3,794,067	7.3%	15,389,630
Selling, general and administration expenses	2,075,303	1,820,190	14.0%	1,838,303	12.9%	6,394,791
Interest	33,988	30,553	11.2%	38,122	-10.8%	147,225
Total expenditure	6,181,946	5,557,524	11.2%	5,670,492	9.0%	21,931,646
Net profit before tax and adjustments	931,936	1,603,752	-41.9%	1,256,886	-25.9%	5,844,663
Provision for taxation	130,762	264,399	-50.5%	233,029	-43.9%	1,008,401
Profit/(loss) for the year after taxation	801,174	1,339,353	-40.2%	1,023,857	-21.7%	4,836,262
Profit and loss account, brought forward	14,560,885	10,646,309	36.8%	14,395,492	1.1%	10,646,309
Add: Adjustment on account of Employee Benefits	—	7,985		16,956		(32,606)
Amount available for appropriation	15,362,059	11,993,647	28.1%	15,436,305	-0.5%	15,449,965
Proposed dividend on equity shares	—	—		417,028		418,173
Dividend on equity shares of subsidiary						—
Dividend tax	—	—		70,874		83,389
Transfer to general reserve				387,518		387,518
Profit and loss account, carried forward	15,362,059	11,993,647	28.1%	14,560,885	5.5%	14,560,885
Earning per share (Rs. per equity share of Rs. 2 each)
- Basic	5.76	9.68	-40.5%	7.37	-21.8%	34.88
- Diluted	5.75	9.59	-40.0%	7.32	-21.4%	34.54
Weighted average number of common shares used in computing earnings per share
- Basic	139,030,296	138,342,512		138,942,718		138,660,785
- Diluted	139,279,675	139,652,025		139,934,252		140,036,922

B2) AUDITED CONSOLIDATED BALANCE SHEET - INDIAN GAAP (RS. ‘000):

Particulars	As on 31-Mar-08	As on 31-Dec-07	As on 31-Mar-07
Assets
Current assets, loans and advances	10,418,387	9,797,981	9,405,367
Goodwill	4,329,992	4,278,413	3,374,817
Fixed assets(Net of Depreciation)	8,791,635	8,317,387	6,464,593
Investments	11,204,083	11,516,778	11,042,104
Deferred tax asset, net	601,814	584,036	539,687
Total assets	35,345,911	34,494,595	30,826,568
Liabilities
Current liabilities and provisions	7,163,890	7,096,563	6,127,642
Secured loans	22,462	23,785	29,377
Deferred tax liability, net	37,786	12,754	18,820
Total liabilities	7,224,138	7,133,102	6,175,839
Total shareholders’ equity	28,121,773	27,361,493	24,650,729
Total liabilities & shareholders’ equity	35,345,911	34,494,595	30,826,568

B3) AUDITED CONSOLIDATED CASH FLOW STATEMENT - INDIAN GAAP (RS ‘000)

Particulars	Mar 31 2008	Dec 31 2007	Mar 31 2007	2007

Cash flows from / (used in) operating activities (A)	494,065	796,307	489,142	4,119,867

Cash flows used in investing activities (B)	(189,675)	(1,330,514)	(1,015,863)	(4,821,651)

Cash flows from / (used in) from financing activities (C)	3,881	34,969	59,390	(363,378)

Effect of changes in exchange rates (D)	(29,799)	(1,113)	42,118	290,421

Net decrease in cash and cash equivalents during the period (A+B+C+D)	278,472	(500,351)	(425,213)	(774,741)

Cash and cash equivalents at the beginning of the period	1,285,857	1,786,208	2,060,598	2,060,598

Cash and cash equivalents at the end of the period	1,564,329	1,285,857	1,635,385	1,285,857

C) Reconcilation of Income as per Indian GAAP and US GAAP(RS. ‘000):

Particulars	Mar 31 2008	Mar 31 2007	Dec 31 2007	2007

Consolidated net income as per Indian GAAP	801,174	1,339,353	1,023,857	4,836,262
Acquisition of entity under common control	—	—	—	—
Income taxes	1,386	(9,569)	43,978	65,622
Fixed assets and depreciation				—
Amortisation of miscellaneous expenditure	—	—	—	—
Foreign currency differences	—	(62,991)	102,542	114,236
Employee retirement benefits	(26,089)	3,980	(115,216)	(77,409)
ESOP related Compensation Cost	(43,659)	(45,683)	(50,308)	(192,448)
Short provision for branch profit taxes in earlier years under Indian GAAP	—	—	—	—
Provision for decline in fair value of investment	—	—	—	—
Amortisation of Intangibles , arising on Business acquisition	(15,983)	(10,477)	(5,456)	(45,925)
Prior period adjustment - Impact of prior period tax estimate	—	—	—	—
Others	3,252	14,085	(5,952)	10,378
Total	(81,093)	(110,655)	(30,413)	(125,546)

Consolidated net income as per US GAAP	720,081	1,228,698	993,444	4,710,716

D1) UNAUDITED CONSOLIDATED STATEMENT OF INCOME (RS. ‘000): BASED ON CONVENIENCE TRANSLATION

For the quarter / period ended

Particulars	Mar 31 2008	Mar 31 2007	Dec 31 2007	2007
Exchange rate $1 = INR	40.02	43.10	39.41	39.41
Revenues	7,061,249	6,724,074	6,861,916	26,125,349
Cost of revenues	4,842,700	4,202,681	4,593,579	17,035,344
Depreciation	193,897	176,279	175,813	702,511
Gross Profit	2,024,652	2,345,114	2,092,525	8,387,494
Sales and marketing expenses	494,087	484,616	463,145	1,805,509
General and administrative expenses	748,694	640,164	739,821	2,776,304
Provision for doubtful debts and advances	(560)	25,860	8,226	46,573
Foreign exchange (gain) / loss, net	89,045	(113,353)	(184,973)	(920,260)
Operating income	693,386	1,307,826	1,066,306	4,679,367
Other income / (expense), net	148,434	152,531	109,905	670,914
Income before income taxes	841,820	1,460,357	1,176,211	5,350,281
Income taxes	117,219	260,065	179,010	858,506
Net income/(loss)	724,601	1,200,292	997,201	4,491,775
Earning per share
- Basic	5.21	8.68	7.18	32.39
- Diluted	5.20	8.61	7.09	32.18
Weighted average number of common shares used in computing earnings per share
- Basic	139,030,296	138,342,512	138,942,718	138,660,785
- Diluted	139,279,675	139,413,330	140,699,403	139,569,933

D2) UNAUDITED CONSOLIDATED BALANCE SHEET USGAAP (RS. ‘000):  BASED ON CONVENIENCE TRANSLATION

Particulars	As on 31-Mar-08	As on 31-Dec-07	As on 31-Mar-07
Exchange rate $1 = INR	40.02	39.41	43.10
Assets
Total current assets	21,534,642	21,232,280	20,601,059
Goodwill	2,667,893	2,629,166	1,716,745
Intangible assets, net	1,230,695	1,256,436	406,221
Property, plant, and equipment, net	7,215,806	6,740,165	6,121,934
Other assets	1,631,856	1,591,388	665,667
Total assets	34,280,892	33,449,435	29,511,625
Liabilities
Total current liabilities	4,684,581	4,639,417	5,204,555
Capital lease obligations excl. installments	11,926	12,842	16,426
Other liabilities	2,018,249	1,960,380	540,589
Total liabilities	6,714,756	6,612,639	5,761,570
Total shareholders’ equity	27,566,136	26,836,795	23,750,055
Total liabilities & shareholders’ equity	34,280,892	33,449,435	29,511,625

D3) UNAUDITED CONSOLIDATED CASH FLOW STATEMENT USGAAP (RS ‘000):  BASED ON CONVENIENCE TRANSLATION

Particulars	Mar 31 2008	Dec 31 2007	Mar 31 2007	2007
Exchange rate $1 = INR	40.02	39.41	43.10	39.41
Net cash provided by operating activities	639,960	832,301	609,452	4,385,238
Net cash used in investing activities	(333,807)	(1,442,400)	(1,125,912)	(5,124,701)
Capital expenditure, net	(660,130)	(387,759)	(792,789)	(2,417,143)
Investment in securities, net	326,323	(569,639)	(333,122)	(582,226)
Investment in subsidiary, net of cash acquired	—	(485,002)	—	(2,125,332)
Net cash provided / (used) in financing activities	4,442	57,795	49,025	(342,167)
Others	(3,042)	(3,469)	(5,194)	(16,946)
Common shares issued, net of expenses	7,444	61,304	54,240	145,074
Dividend on common shares	40	(40)	(21)	(470,295)
Net increase / (decrease) in cash and equivalents	310,595	(552,304)	(467,434)	(1,081,630)
Effect of exchange rate changes on cash and equivalents	(56,148)	72,040	83,706	534,461
Cash and equivalents at the beginning of the period	1,305,693	1,766,054	2,004,581	1,832,959
Cash and equivalents at the end of the period	1,560,140	1,285,790	1,620,853	1,285,790

 E1 ) REVENUE ANALYSIS

Revenue By Geographical Segments	Mar 31 2008	Dec 31 2007	Mar 31 2007	2007
Americas	76.6%	78.6%	79.8%	79.0%
EMEA	17.6%	16.5%	15.9%	16.1%
APAC	5.8%	4.9%	4.3%	4.9%
Total	100.0%	100.0%	100.0%	100.0%

Revenue by Industry Verticals	Mar 31 2008	Dec 31 2007	Mar 31 2007	2007
Insurance	23.2%	23.6%	24.4%	23.6%
Manufacturing	24.6%	24.9%	21.9%	23.7%
Financial Services	12.9%	13.8%	14.0%	14.1%
Communications,Media & Entertainment	13.4%	12.9%	14.7%	13.5%
Growth Industries	9.6%	8.3%	8.2%	8.3%
Product Engineering Services	16.4%	16.4%	16.8%	16.8%
Total	100.0%	100.0%	100.0%	100.0%

Revenue by Service Offerings	Mar 31 2008	Dec 31 2007	Mar 31 2007	2007
Application Development & Maintenance	64.6%	64.8%	65.6%	64.9%
Package software implementation	13.1%	13.6%	13.5%	13.7%
Product Engineering Services	11.5%	11.7%	11.5%	11.5%
Infrastructure Management Services	5.1%	4.9%	5.6%	5.4%
Business Process Outsourcing	5.7%	5.0%	3.8%	4.5%
Total	100.0%	100.0%	100.0%	100.0%

Revenue by Project Type	Mar 31 2008	Dec 31 2007	Mar 31 2007	2007
Time and Material	65.6%	66.0%	67.9%	67.6%
Fixed Price (including Fixed Price SLA)	34.4%	34.0%	32.1%	32.4%
Total	100.0%	100.0%	100.0%	100.0%

 E2) CLIENT- REVENUE METRICS

Particulates	Mar 31 2008	Dec 31 2007	Mar 31 2007	2007
Top client	11.1%	12.5%	11.1%	11.8%
Top 5 Clients	32.2%	34.2%	35.9%	34.8%
Top 10 Clients	44.8%	46.5%	48.8%	47.3%
Client data
No of $1 million clients	86	84	74	84
No of $5 million clients	30	31	27	31
No of $10 million clients	15	14	14	14
No of $50 million clients	2	2	2	2
No of new clients	34	37	26	119
No. of active Clients	331	318	252	318
% of Repeat Business	92.6%	90.8%	93.8%	92.4%

 E3) EFFORTS AND UTLISATION

Efforts Mix	Mar 31 2008	Dec 31 2007	Mar 31 2007	2007
Onsite efforts	29.2%	29.7%	31.7%	30.4%
Offshore efforts	70.8%	70.3%	68.3%	69.6%
Total	100.0%	100.0%	100.0%	100.0%

Utilisation	Mar 31 2008	Dec 31 2007	Mar 31 2007	2007
Utilisation	70.0%	73.4%	72.1%	72.4%

 E4) EMPLOYEE METRICS

	Mar 31 2008	Dec 31 2007	Mar 31 2007	2007
Total Employees	15,152	14,945	13,096	14,945
Offshore	12,216	12,011	10,169	12,011
Onsite	2,936	2,934	2,927	2,934
Total	15,152	14,945	13,096	14,945

Sales & Support Staff	1,516	1,447	1,273	1,447
Net Additions	207	655	292	2,141
Attrition (LTM) excluding BPO	23.0%	25.1%	29.2%	25.1%

E5) RUPEE - US DOLLAR RATE

	Mar 31 2008	Dec 31 2007	Mar 31 2007
Period end rate	40.11	39.41	43.47
Period average rate	39.82	39.53	43.80

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

PATNI COMPUTER SYSTEMS LIMITED

Dated: April 30, 2008	By:	/s/ ARUN KANAKAL
Arun Kanakal
Company Secretary